Mail Stop 3561

May 7, 2007

Mr. Peter Boneparth
President and Chief Executive Officer
Jones Apparel Group, Inc.
1411 Broadway
New York, NY 10018

> **Re:** **Jones Apparel Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 26, 2007**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2006**
> **Filed April 27, 2007**
> **File No. 1-10746**

Dear Mr. Boneparth:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 35

1. In future filings, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. For example, if reasonably likely changes in an assumption used in assessing your goodwill or indefinite-lived intangible assets for impairment would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably outcomes should be disclosed and quantified. Please refer to SEC Release No. 33-8350.

Results of Operations, page 35

2. Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you indicate that the change in wholesale moderate apparel revenues from fiscal year 2005 to 2006 is due to decreases and increases of shipments in certain product lines and the discontinuance of other product lines. While this information is beneficial to the reader, you do not explain why your shipments increased or decreased or why you discontinued the identified product lines. A discussion of the relevant factors and trends that led to the changes in revenues would be beneficial to the reader. See SEC Release No. 33-8350.

3. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. For example, with respect to the change in retail revenues from fiscal year 2005 to 2006, please quantify, in dollars, the extent to which the change is attributable to the various contributing factors, such as new store openings and comparable store sales. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Consolidated Statements of Cash Flows, page 51

4. Please separately present stock based compensation expense as a non-cash charge in your reconciliation of net income/loss to net cash provided by operating activities.

Summary of Accounting Policies

Derivative Financial Instruments, page 52

5. You disclose that your derivatives "are highly effective hedges because all the critical terms of the derivative instruments match those of the hedged item." Please tell us the methods you use to measure ineffectiveness for your hedging relationships that qualify for hedge accounting treatment under SFAS 133. If you use the short-cut or matched terms methods, please tell us how you determine that the hedging relationship meets each of the conditions in paragraph 65 or 68 of SFAS 133.

Revenue Recognition, page 54

6. We note that you record allowances for estimated sales returns. Please clarify whether the reduction in sales is based on the gross profit of the related transactions or total estimated revenue related to estimated returns with an offsetting credit to cost of sales.

Advertising Expense, page 54

7. We note that you classify cooperative advertising payments in expense, as opposed to a reduction of revenues. Please tell us how your expense classification complies with EITF 01-09.

8. We note that you present advertising expense net of reimbursements for cooperative advertising. We believe that you should disclose the amounts of cooperative advertising funds netted against expense for each period presented to meet the disclosure objectives of SOP 93-7. Please modify your disclosure in future filings accordingly.

Stock Options, page 55

9. We note that you changed the stock-based compensation amortization period for employees eligible to retire from the period over which the awards vest to the period from the grant date to the date the employee is eligible to retire. Please tell us and disclose in future filings the impact of this change in policy so that investors can compare results of operations pre and post adoption of SFAS 123R.

Sale of Polo Jeans Company Business, page 62

    10. Please tell us what consideration, if any, you gave to showing the sale of your Polo Jeans Company business as discontinued operations pursuant to SFAS 144 and EITF 03-13.

Common Stock, page 68

    11. Please disclose the reasons for your stock repurchases and discuss the impact you expect future purchases to have on your short- and long-term liquidity, if any.

Supplemental Pro Forma Condensed Financial Information, page 80

    12. Please tell us how the columns in your condensed consolidating financial statements comply with the requirements of Rule 3-10 of Regulation S-X and that you have met the conditions for presenting condensed consolidating financial statements rather than separate financial statements of subsidiary issuers and guarantors.

Item 9A. Controls and Procedures, page 83

    13. We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable rather than absolute assurance that the objectives of the control system are met." Also, we note your statement that your "President and Chief Executive Officer and our Chief Financial Officer concluded that, subject to the limitations noted above, both [y]our disclosure controls and procedures and [y]our internal controls and procedures are effective in timely alerting them to material information required to be included in [y]our periodic SEC filings and that information required to be disclosed by us in these periodic filings is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms…." As opposed to stating that your disclosure controls and procedures and your internal controls and procedures are effective "subject to the limitations noted above," please revise your disclosure to indicate, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level you discuss. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures and the "subject to the limitations noted above" language. See Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

    14. In the second full paragraph on page 84, you state "[e]xcept as noted above, there have been no other changes in our internal controls over financial reporting that

occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting." Please remove the first part of this statement indicating that "there have been no other changes" in your internal controls over financial reporting. Instead, please state specifically that there were changes in your controls and procedures over financial reporting that occurred during your last fiscal quarter.

Exhibit 31

15. Please remove the titles of Peter Boneparth and Efthimios P. Sotos in the first lines only of your certifications. See Item 601(b)(31)(i) of Regulation S-K.

Schedule II, page 94

16. We note footnotes (1), (4), and (6) to your valuation and qualifying accounts schedule that indicate the increase in your reserve accounts as a result of business acquisitions. Please tell us how you determined it was appropriate to carry-over acquirees' reserves in light of the guidance in SOP 03-3. In addition, if certain reserve additions are reflected as a reduction of revenues, please revise the "Charged to costs and expenses" column heading as appropriate.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2006

17. Please amend this document based on the comments above as applicable.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 with any other questions.

Sincerely,

William Choi
Accounting Branch Chief